ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

February 14, 2025

Edward B. Baer T +1 415 315 6328 edward.baer@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Anu Dubey

Re:	BondBloxx ETF Trust (the “Registrant”)

File Nos. 333-258986 and 811-23731

Dear Ms. Dubey:

This letter is being filed to respond to the telephonic comments received from you on January 14, 2025, regarding the staff of the Securities and Exchange Commission’s (the “SEC”) review of Post-Effective Amendment No. 54 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) filed with the SEC on December 6, 2024. The staff’s comments are summarized in bold to the best of our understanding, followed by the Registrant’s responses. The Registrant’s responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 59 to the Registration Statement, which the Registrant expects to be filed on or about March 5, 2025. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement.

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Prospectus

Cover Page

1.	Please fill in the Fund’s ticker symbol, which is currently bracketed.

The Registrant will make the requested change.

Fees and Expenses

2.	Please provide the staff with a completed fee table and expense example.

Please see Appendix A attached hereto.

3.	The staff notes disclosure related to investing in the securities of other registered investment companies. Please consider if the Fund’s Annual Fund Operating Expenses table should include a line item for Acquired Fund Fees and Expenses (“AFFE”). If the Fund determines an AFFE line item is not required, please confirm supplementally to the staff that to the extent the Fund has AFFE, AFFE is included in the “Other Expenses” line item.

The Registrant confirms that it has considered whether an AFFE line item is required based on the Fund’s estimated acquired fund fees and expenses for the first year of operations and determined that this line item is not required. The Registrant additionally confirms that the Fund’s AFFE are expected to be less than 0.01% and has therefore included such fees and expenses under the “Other Expenses” line item.

Principal Investment Strategies

4.	Describe in greater detail the types of derivatives the Fund will invest in as part of the Principal Investment Strategies and the purposes of such investments. Also disclose corresponding risk of derivatives in the Principal Risks.

The Registrant notes that while the Fund does not intend to use derivatives to meet its 80% policy, it reserves the right to do so.

Additionally, if Registrant determines to seek to meet its 80% policy indirectly, it may do so by investing in derivatives in another fund that invests in the same securities as the Fund or by some other permissible means. The use of “e.g.” by the Registrant is meant to provide investors with an example of how the Fund might seek to meet its 80% policy. If the Fund determined to seek to meet the 80% policy indirectly, including through derivatives, Registrant would provide Item 4 risk disclosure relating to any such method of seeking to meet its 80% policy. At present, the Registrant believes that its Item 4 disclosures adequately reflect its anticipated principal investment strategies and corresponding risk.

5.	The third sentence of the third paragraph states: “The Fund may only invest in fixed income investments that have a minimum of B3 by Moody’s Investors Services, Inc. (“Moody’s”) or B- by S&P Global Ratings (“S&P”), or the equivalent by another NRSRO or that are unrated but considered to be of equivalent quality by the Sub-Adviser.” Please clarify to state whether ratings of B3 and B- are investment grade or not.

The Registrant intends to revise the disclosure as follows:

The Fund may only invest in fixed income investments that have a minimum of B3 by Moody’s Investors Services, Inc. (“Moody’s”) or B- by S&P Global Ratings (“S&P”), or the equivalent by another NRSRO or that are unrated but considered to be of equivalent quality by the Sub-Adviser. Fixed income investments with a rating below Baa3 by Moody’s or below BBB- by S&P are below investment grade securities.

6.	The fifth paragraph states: “The Fund expects to invest up to 30% of its total assets in U.S. dollar-denominated, investment-grade fixed income debt instruments issued by non-U.S. domiciled issuers.”

a.	The Staff notes the “Sovereign Debt Obligations Risk” disclosure. If the above referenced 30% policy also applies to sovereign debt, please add a reference to sovereign debt.

The Registrant notes the referenced 30% policy does not apply to sovereign debt and therefore respectfully declines to make the requested change. The Registrant believes the sovereign debt obligations risk disclosure is appropriate and does not intend to add additional risk disclosure or relocate the risk disclosure to the SAI.

b.	Please add a risk to the “Summary of Principal Risks” and “A Further Discussion of Principal Risks” sections discussing foreign investment risk.

The Registrant will move its “Non-U.S. Issuers Risk” from the “Further Discussion of Other Risks” section into the “Summary of Principal Risks” and “A Further Discussion of Principal Risks” sections.

c.	If applicable, disclose that where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF shares are listed and trading is open, there may be changes between the last quote from its closed foreign market and the value of such securities during the ETF’s domestic trading day.

The Registrant will revise “Market Trading Risk—Secondary Market Trading Risk” in Item 9 as follows:

Secondary Market Trading Risk. Shares of the Fund may trade in the secondary market at times when the Fund does not accept orders to purchase or redeem shares. At such times, shares may trade in the secondary market with more significant premiums or discounts than might be experienced at times when the Fund accepts purchase and redemption orders. In stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings. These factors, among others, may lead to the Fund’s shares trading at a premium or discount to their NAV and bid-ask spreads may widen. If a shareholder purchases at a time when the market price of the Fund is at a premium to its NAV or sells at time when the market price is at a discount to the NAV, the shareholder may sustain losses. See also “—Shares of the Fund May Trade at Prices Other Than NAV.”

Secondary market trading in Fund shares may be halted by a stock exchange because of market conditions or for other reasons. In addition, trading in Fund shares on a stock exchange or in any market may be subject to trading halts caused by extraordinary market volatility pursuant to “circuit breaker” rules on the stock exchange or market. Additionally, where all or portion of the Fund’s underlying securities trade in a foreign market that is closed when the market in which the Fund’s Shares are listed is open for trading, there may be changes between the last quote of the underlying securities’ value in the closed foreign market and the value of such underlying securities during the Fund’s domestic trading day . . .

d.	If the Fund can invest in emerging markets as a principal strategy, please add reference to the above referenced paragraph and disclose corresponding risks in the “Summary of Principal Risks” and “A Further Discussion of Principal Risks” sections.

The Registrant notes investing in emerging markets is not a principal strategy of the Fund and therefore respectfully declines to make the requested changes.

7.	The fifth sentence of the sixth paragraph states “Although the Fund may invest in instruments of any duration or maturity, the Fund normally will seek to maintain a weighted average portfolio duration of between 3 and 5 years.” Please add a discussion explaining the concept of duration – e.g., that duration is a measure of the price sensitivity of a debt security or portfolio of debt securities, to relative changes in interest rates.

The Registrant will revise the referenced disclosure as follows:

Although the Fund may invest in instruments of any duration or maturity, the Fund normally will seek to maintain a weighted average portfolio duration of between 3 and 5 years.  Duration is a measure of the expected life of a fixed-income security that is used to determine the sensitivity of a security’s price to changes in interest rates. The Fund’s dollar weighted average portfolio duration, however, may be longer or shorter at any time or from time to time based on market conditions (including, among other events or factors, lack of liquidity in the bond markets or periods of high volatility and reduced liquidity) in the Sub-Adviser’s discretion. For example, the price of a security with a two-year duration would be expected to drop approximately 2% in response to a 1% increase in interest rates.

Summary of Principal Risks

8.	Please consider whether CMBS risk factor should be enhanced to reflect current market conditions in commercial mortgage markets.

The Registrant will revise “Commercial Mortgage-Backed Securities Risk” in Item 9 as follows:

The CMBS in which the Fund invests may be issued by entities, such as banks, mortgage lenders or other institutions. These entities are not backed by the full faith and credit of the U.S. government, and there can be no assurance that the U.S. government would provide financial support to its agencies or instrumentalities where it is not obligated to do so. CMBS depend on cash flows generated by underlying commercial real-estate loans, receivables or other assets, and can be significantly affected by changes in interest rates, the availability of information concerning the underlying assets and their structure, and the creditworthiness of the originators of the underlying assets.

Due to the nature of the loans they represent, CMBS are subject to a greater degree of prepayment and extension risk than many other forms of fixed-income securities. Small movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain CMBS. Certain CMBS are issued in several classes with different levels of yield and credit protection. The Fund’s investments in CMBS with several classes may be in the lower classes that have greater risks than the higher classes, including greater interest rate, credit, prepayment and extension risks.

In addition, the value of CMBS may be adversely affected by regulatory or tax changes. CMBS issued by non-agency issuers may offer higher yields than those issued by government entities, but also may be subject to greater volatility than government issues. In the recent past, the market for CMBS has experienced volatility and reduced liquidity. Following the COVID-19 pandemic, many employers shifted to allow remote and hybrid work arrangements. The increase in remote working arrangements has led to increased national vacancy rates for commercial office space. These increased vacancy rates may adversely impact the value of CMBS by leading to higher delinquency rates for the owners of commercial office buildings.

9.	In the “Exchange-Traded Fund and Other Investment Company Risk” please insert “registered” after “other” in the heading and in the text, to be consistent with the Fund’s “Principal Investment Strategies” disclosure.

The Registrant will make the requested changes.

Performance Information

10.	Please note the appropriate broad-based index the Fund intends to use.

The Fund intends to use the Bloomberg Municipal Bond Index as its broad-based index.

Portfolio Managers

11.	Remove the disclosure noting that the Sub-Adviser’s portfolio management team is “comprised of the following individuals” given that the Fund has only one portfolio manager.

The Registrant will revise the disclosure under “Portfolio Managers – Portfolio Management” in the Prospectus as follows:

Elya Schwartzman ~~(the “Portfolio Manager”)~~ is responsible for overseeing the overall investment strategy of the Fund. ~~The Portfolio Manager~~ Mr. Schwartzman has been a fixed income ~~Portfolio Manager~~ portfolio manager of the Fund since the Fund’s inception.

The Sub-Adviser’s portfolio management team, comprised of the following individuals (together with Elya Schwartzman, the “Portfolio Managers”), performs the daily investment of the assets of the Fund:

The Registrant will revise the disclosure under “Investment Advisory, Administrative and Distribution Services – Portfolio Manager” in the Statement of Additional Information as follows:

Elya Schwartzman ~~(the “Portfolio Manager”)~~ is responsible for overseeing the ~~day-to-day~~ overall investment strategy of the Fund.

The Sub-Adviser’s portfolio management team, comprised of the following individuals (together with Elya Schwartzman, the “Portfolio Managers”), performs the daily investment of the assets of the Fund:

12.	If the Fund will take temporary defensive positions, disclose that, as well as the types of defensive investments the Fund will invest in when doing so, and that Fund may not meet its investment objective when doing so.

The Registrant will make the requested changes.

More Information About the Fund

13.	Please provide the disclosure required under Item 9(b)(1) of Form N-1A regarding principal strategies.

The Registrant will make the requested changes.

Statement of Additional Information

General Description of the Trust and the Fund

14.	Disclose the date when the Trust was organized.

The Registrant will make the requested change.

Creation and Redemption of Creation Units

15.	The third paragraph under “Acceptance of Orders for Creation Units” on page 64 states: “The Fund reserves the absolute right to reject or revoke a creation order transmitted to it by the Distributor or its agent if . . .” Please revise this sentence as follows: “The Fund reserves the absolute right to reject or revoke a creation order transmitted to it by the Distributor or its agent for any legally permissible reason if . . .”

As noted in previous response letters, we received this comment and the comment immediately below relating to rejection of creation orders in connection with staff comments on Post-Effective Amendment No. 1 and Post-Effective Amendment No. 4 to the Registration Statement, and had a call with our disclosure reviewer and personnel from Chief Counsel’s Office on May 19, 2022. Subsequent to that call, we notified our reviewer that the Registrant respectfully declines to make the requested changes.

16.	The third paragraph under “Acceptance of Orders for Creation Units” on page 57 describes the Fund’s right to reject or revoke a creation order for certain specified reasons. Please delete sub-items (iv) and (vi) as reasons the Fund may reject a creation order.

As noted above, the Registrant respectfully declines to make the requested change.

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Please do not hesitate to contact me at (415) 315-6328 if you have any comments or if you require additional information regarding the Fund.

Sincerely,

/s/ Edward B. Baer

Edward B. Baer

Appendix A

Fees and Expenses

The following table describes the fees and expenses that you will incur if you buy, hold, and sell shares of the Fund.

You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Annual Fund Operating Expenses

(ongoing expenses that you pay each year as a percentage of the value of your investments)

Management Fees[1]	0.35%
Distribution and Service (12b-1)	None
Other Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.35%

[1]	The investment advisory agreement between BondBloxx ETF Trust (the “Trust”) and BondBloxx Investment Management Corporation (“BIM”) (the “Investment Advisory Agreement”) provides that BIM will pay all operating expenses of the Fund, except the management fees, interest expenses, taxes, acquired fund fees and expenses, expenses incurred with respect to the acquisition and disposition of portfolio securities and the execution of portfolio transactions, including brokerage commissions, distribution fees or expenses, litigation expenses and any extraordinary expenses.

[2]	Other Expenses are based on estimated amounts for the current fiscal year.

Example. This Example is intended to help you compare the cost of owning shares of the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$37	$122